UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Select Energy Services, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

81617J301
(CUSIP Number)

December 31, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 81617J301	13G

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Crestview Partners II GP, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐
(b) ☐

3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 20,024,073(1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 20,024,073(1)
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,024,073(1)
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.7%(1)
12.		TYPE OF REPORTING PERSON PN

(1)	This total includes the 16,221,101 shares of Class A Common Stock, par value $0.01 per share, of the Issuer (“Class A Shares”) that would be issued in connection with a full redemption of the 16,221,101 Common LLC Units (“Common Units”) of SES Holdings, LLC (“SES Holdings”), an indirect direct subsidiary of the Issuer, that are indirectly owned by Crestview Partners II SES Investment, LLC (“Crestview II SES”) through SES Legacy Holdings, LLC (“Legacy Holdings”) and deemed to be beneficially owned by the Reporting Person. The Common Units are redeemable at the election of Legacy Holdings for newly-issued Class A Shares on a one-for-one basis. The Reporting Person may also be deemed to beneficially own 16,221,101 shares of Class B Common Stock, par value $0.01 per share, of the Issuer (“Class B Shares”) that are indirectly owned by Crestview II SES through Legacy Holdings. The Class B Shares would be canceled upon a full redemption of the Common Units. Excluding Class A Shares that may be issued upon a redemption of the Common Units, the total number of Class A Shares deemed to be beneficially owned by the Reporting Person is 3,802,972 and the percentage of Class A Shares represented by such amount is 4.7%.

CUSIP No. 81617J301	13G

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Crestview Partners II SES Investment B, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐
(b) ☐

3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,802,972
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 3,802,972
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,802,972
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.7%
12.		TYPE OF REPORTING PERSON CO

3

CUSIP No. 81617J301	13G

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Crestview Partners II SES Investment, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐
(b) ☐

3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 16,221,101(2)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 16,221,101(2)
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,221,101(2)
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.7% (2)
12.		TYPE OF REPORTING PERSON CO

(2)	This total represents the 16,221,101 Class A Shares that would be issued in connection with a full redemption of the 16,221,101 Common Units of SES Holdings, LLC, a subsidiary of the Issuer, that are indirectly owned by the Reporting Person through Legacy Holdings. The Common Units are redeemable at the election of the Reporting Person for newly-issued Class A Shares on a one-for-one basis. The Reporting Person also indirectly owns 16,221,101 Class B Shares through Legacy Holdings. The Class B Shares would be canceled upon a full redemption of the Common Units. The Reporting Person does not directly or indirectly own any Class A Shares other than Class A Shares that may be issued upon the redemption of the Common Units and related cancellation of the Class B Shares held through Legacy Holdings.

Item 1.

(a)	Name of Issuer

Select Energy Services, Inc.

(b)	Address of Issuer’s Principal Executive Offices

515 Post Oak Boulevard, Suite 200

Houston, TX 77027

Item 2.

(a)	Name of Person Filing

See Item 2(b) below.

(b)	Address of Principal Business Office or, if none, Residence

(1)	Crestview Partners II GP, L.P.

c/o Crestview Partners

590 Madison Avenue, 36th Floor

New York, NY 10022

(2)	Crestview Partners II SES Investment B, LLC

c/o Crestview Partners

590 Madison Avenue, 36th Floor

New York, NY 10022

(3)	Crestview Partners II SES Investment, LLC

c/o Crestview Partners

590 Madison Avenue, 36th Floor

New York, NY 10022

(c)	Citizenship

See item 4 on Cover Pages to this Schedule 13G.

(d)	Title of Class of Securities

Class A Common Stock, par value $0.01 per share

(e)	CUSIP Number

81617J301

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act 0f 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

(a)

Amount beneficially owned:

See item 9 on Cover Pages to this Schedule 13G.

Crestview Partners II GP, L.P. is the general partner of each of (i) Crestview Partners II, L.P., Crestview Partners II (TE), L.P., (which is the general partner of Crestview Holdings II (TE), L.P.) and Crestview Partners II (FF), L.P., each of which are direct or indirect members of Crestview II SES and (ii) Crestview Offshore Holdings II (Cayman), L.P., Crestview Offshore Holdings II (FF Cayman), L.P. and Crestview Offshore Holdings II (892 Cayman), L.P., each of which is a direct member of Crestview II SES B. Crestview Advisors, L.L.C. provides investment advisory and management services to certain of the foregoing entities.

Each of Crestview Partners II GP, L.P., Crestview Offshore Holdings II (Cayman), L.P., Crestview Offshore Holdings II (FF Cayman), L.P. and Crestview Offshore Holdings II (892 Cayman), L.P. may be deemed to have beneficial ownership of the 3,802,972 Class A Shares directly owned by Crestview II SES B.

Each of Crestview Partners II GP, L.P., Crestview Partners II, L.P., Crestview Partners II (TE), L.P., Crestview Holdings II (TE), L.P. and Crestview Partners II (FF), L.P. may be deemed to have beneficial ownership of the 16,221,101 Class B Shares and the 16,221,101 Common Units indirectly beneficially owned by Crestview II SES through Legacy Holdings.

The 16,221,101 Common Units indirectly owned by Crestview II SES through Legacy Holdings may be redeemed for Class A Shares upon the request of Crestview II SES on a one-for-one basis. The 16,221,101 Class B Shares directly owned by Crestview II SES through Legacy Holdings would be cancelled upon a full redemption of the 16,221,101 Common Units indirectly owned by Crestview II SES through Legacy Holdings for Class A Shares.

Robert V. Delaney, Jr. and Adam J. Klein are each members of the Issuer's board of directors. Mr. Delaney, Jr. is an indirect member of each of Crestview, L.L.C. (which is the general partner of Crestview Partners II GP, L.P.) and Crestview Advisors, L.L.C. Mr. Klein has the title of Partner of each of Crestview, L.L.C. and Crestview Advisors, L.L.C.

Each reporting person disclaims beneficial ownership of the reported securities except and to the extent of its pecuniary interest therein.

(b)	Percent of class:

See item 11 on Cover Pages to this Schedule 13G. The percentages reported herein are based on the 80,658,534 Class A Shares outstanding as of November 2, 2018 as reported in the Issuer’s Form 10-Q filed November 7, 2018 and the 16,221,101 Common Units indirectly owned by Crestview II SES through Legacy Holdings which may be redeemed for Class A Shares upon the request of Crestview II SES on a one-for-one basis.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

See item 5 on Cover Pages to this Schedule 13G.

(ii)	Shared power to vote or to direct the vote

See item 6 on Cover Pages to this Schedule 13G.

(iii)	Sole power to dispose or to direct the disposition of

See item 7 on Cover Pages to this Schedule 13G.

(iv)	Shared power to dispose or to direct the disposition of

See item 8 on Cover Pages to this Schedule 13G.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

None.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2019

CRESTVIEW PARTNERS II GP, L.P.

By: Crestview, L.L.C., its general partner

By: /s/ Ross A. Oliver

Name: Ross A. Oliver

Title: General Counsel

CRESTVIEW PARTNERS II SES INVESTMENT B, LLC

By: /s/ Ross A. Oliver

Name: Ross A. Oliver

Title: General Counsel

CRESTVIEW PARTNERS II SES INVESTMENT, LLC

By: /s/ Ross A. Oliver

Name: Ross A. Oliver

Title: General Counsel